Exhibit (b)(2)

Overdraft (Dedicated Account) Agreement

May 31, 2024

To MUFG Bank, Ltd. (“Bank”)

Address

The person himself      Seal

I hereby confirm and agree to the following terms and conditions in addition to the terms and conditions of the separately submitted Banking Transaction Agreement in connection with the overdraft (dedicated account) transactions using my current account with the Bank.

Overdraft principal limit	(with ¥ symbol at the beginning of the amount) Yen ¥75,000,000,000

Trading deadline	May 30, 2025
In the event that neither party has indicated otherwise by the day before the expiration date, the term shall be extended for another 12 months, and the same shall apply thereafter.

Repayment Deposit Account	Store name Osaka Sales Dept.	current account	account number 0885532	Name of the account The person himself

Article 1 (Transaction Method)

(i) In conducting overdraft transactions pursuant to this Agreement, I shall submit a separate request form for opening an overdraft account.

(ii) If I wish to use this overdraft, I shall submit a request for withdrawal as prescribed by Bank and receive a refund. If I have more than one account, I shall designate the account to be used with the approval of the Bank.

(iii) The refunds set forth in the preceding paragraph may be made by the due date of the transaction to the extent of the amount remaining after deducting the balance of the overdraft from the above-mentioned overdraft principal limit.

(iv) Except for overdrafts made in accordance with the request for withdrawal set forth in Paragraph 2 of this Article, the Overdraft Account shall not be used for settlement of bills and checks, debits by direct debit, or accepts money transfers from the customer or third parties without the Bank’s approval. In addition, no draft/check forms will be issued.

(v) The Bank may, at its discretion, refund any amount in excess of the Maximum Amount, and in such case, the Bank will pay any amount in excess of the Maximum Amount immediately upon request from you.

Article 2 (Repayment)

(i) The method of repayment of the principal and interest of this overdraft transaction shall be in accordance with the request form for opening an overdraft account to be submitted separately.

(ii) In addition to the repayment under the preceding paragraph, I may make voluntary repayments with the Bank’s approval. In this case, the amount of each remaining repayment shall remain the same.

Article 3 (Interest)

(i) Interest on overdrafts shall be calculated in a manner prescribed by the Bank at a rate determined by the Bank.

(ii) If the interest rate in the preceding paragraph is determined in the form of “base interest rate + X%”, the base interest rate shall be set at 0 (zero) percent when the base interest rate is negative.

Article 4 (Automatic Withdrawal of Principal and Interest)

(i) The principal amount payable by me shall be applied to the payment by debiting the aforementioned repayment amount from the aforementioned deposit account for repayment on the designated repayment date.

(ii) With regard to the handling of the preceding paragraph, regardless of the provisions of the Current Account Rules or the Savings Account Rules and General Account Transaction Rules, the Bank will omit the drawing of a current check or the submission of a passbook and withdrawal request form.

(iii) If the amount of funds in the Deposit Account for Repayment is less than the amount payable on the Repayment Date, the Bank may apply the funds to partial repayment by debiting the funds in such order as the Bank deems appropriate. In addition, the Bank may, at any time after the Repayment Date and after the amount of the Payment Amount has been reached, treat the transaction in the same manner as set forth in the preceding two Paragraphs of this Article.

(iv) Interest, damages, and any other deductions associated with this loan may also be deducted from the deposit account for repayment in accordance with the preceding three paragraphs of this Article.

Article 5 (New Suspension, Reduction and Termination)

(i) This agreement shall terminate without notice from the Bank if any of the events listed in each item of Article 5, Paragraph 1 of the Banking Transaction Agreement separately submitted with respect to me occur. The same shall apply when a revolving mortgage securing the obligations under this agreement becomes final and binding, or when I receive notice of foreclosure of the revolving mortgage property due to delinquent payment.

(ii) In the event of any change in financial conditions, the occurrence of any one of the events set forth in each item of Article 5, Paragraph 2 of the Banking Transaction Agreement separately submitted, or any other reasonable cause, the Bank may suspend new transactions thereafter, reduce the maximum amount, or terminate this agreement at any time.

(iii) If new transactions are suspended under the preceding paragraph, the term of the transaction shall not be extended, and the overdraft balance shall be repaid under the same terms and conditions as before unless otherwise instructed by the Bank.

(iv) When a transaction under this agreement is terminated, the overdraft principal and interest will be paid immediately. In addition, in the event that the credit line amount is reduced, the overdraft amount exceeding the reduced credit line amount will be paid immediately.

(v) Repayment of the overdraft pursuant to the preceding paragraph shall be made in the order designated by the Bank.

End